Room 4561

	January 24, 2006

Mr. Csaba Toro
Chief Executive Officer
EuroWeb International Corp.
1138 Budapest
Vaci ut 141.
Hungary

Re:	EuroWeb International Corp.
	Schedule 14A filed January 11, 2006
	File No. 0-12000

Dear Mr. Toro:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. It appears that the sale of the Subsidiaries will constitute the sale of substantially all of your revenue generating businesses. We note your disclosure that after classifying the Subsidiaries as discontinued operations your revenue for the year ended December 31,
2004 will be zero. Please clarify your disclosure throughout to discuss such a result.

Summary Term Sheet for Proposal No. 1

Reason for the Transaction, page 6

2. You state that the disposition of the Subsidiaries will "allow [you] to redeploy capital to acquire additional assets in IT space and other unidentified industries that [you] deem[] profitable as well as focus [your] expertise in the area of IT outsourcing in Central and Eastern Europe." Please elaborate here or elsewhere, as appropriate, on whether you currently have any plans, proposals or arrangements to redeploy your capital, including future acquisitions or opportunities. Please disclose by including materially complete descriptions of the future acquisitions or opportunities, if any. Please also identify what unidentified industries you are considering for your redeployment of capital.

3. Please reconcile your disclosure that you plan to "focus [your] expertise in the area of IT outsourcing in Central and Eastern
Europe" with your prior discussion of your plan "to acquire additional assets in IT space and other unidentified industries."

Risks, page 6

4. You disclose the effect of the proposed transaction on your financial results for the year ended December 31, 2004. Please provide similar disclosure with respect to your financial results for the nine months ended September 30, 2005.

Proposal No. 1, page 8

5. You state that the board believes the sale of the Subsidiaries is the culmination of the company`s strategy of identifying and developing companies within emerging industries for the purpose of consolidation and sale. Please explain this is greater detail. For example, disclose when Euroweb Hungary and Euroweb Romania were identified and/or developed by the company. Disclose how long you have had this strategy of identifying and developing companies within emerging industries for the purpose of consolidation and sale, and whether this is your main business strategy, especially since after classifying the Subsidiaries as discontinued operations, your revenue for the year ended December 31, 2004 will be zero. Also, please discuss whether you plan to continue this consolidation and sale strategy with its remaining subsidiary, Navigator Informatika.

6. We note your disclosure in note 10 to your unaudited condensed consolidated financial statements in your Form 10-QSB for the September 30, 2005 in which you disclose certain obligations of EuroWeb Hungary in connection with your recent acquisition of Navigator Informatika Rt. and the loan undertaken by EuroWeb Hungary to finance the acquisition. Please discuss the impact of the sale of
EuroWeb Hungary on such obligations.

7. Please provide disclosure pursuant to Item 14(b)(7) of Schedule 14A describing the negotiations, transactions and material contacts between you and Invitel with respect to the sale of the Subsidiaries.
In addition, please briefly discuss the results from your solicitation of other offers for the Subsidiaries.

Risks, page 9

8. Please elaborate on the basis for your disclosure that Nasdaq may request your reapplication for listing. Please also disclose any discussions you have had with Nasdaq and the results of such discussions.

Exhibit B - Consolidated Financial Statements of Euroweb
International Corp.

9. Revise to include your interim financial statements at and for the nine months ended September 30, 2005 and 2004.

10. We note that in April 2005 you sold Euroweb Slovakia for $2.7 million and appropriately classified the sale as discontinued operations in your Form 10-QSB for the quarter ended September 30, 2005. Considering that you included your audited financial statements in this preliminary proxy statement, all periods presented must be restated to reflect the sale of Euroweb Slovakia as discontinued operations. See Appendix C.IV of the Division of Corporation Finance Accounting and Disclosure Rules and Practices Training Manual. Please revise accordingly.

Exhibit D - Unaudited Pro Forma Condensed Consolidated Financial
Statements

11. In addition to the pro forma financial information, you should include unaudited financial statements for Euroweb Hungary and Euroweb Romania for the same periods as are required for the company.
Please refer to Question H.6 of our July 2001 Third Supplement to our
July 1997 Manual of Publicly Available Telephone Interpretations for guidance regarding the financial statements that must be provided with respect to asset sale transactions. Note that the financial information presented should be current pursuant to Rule 310(g) of Regulation S-B.

12. Revise the numbering of your pro forma footnotes to coincide with the adjustments as reflected in the pro forma financial information.


*              *              *              *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Thomas A. Rose, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas
	New York, New York 10018
	Telephone: (212) 930-9700
	Facsimile:  (212) 930-9725